[redacted]

SEC MISSION

13026206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

NOV 26 2013

Washington DC 404

SEC FILE NUMBER
8- 8-20267

00 11/29/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street (Address) Montgomery (City) AL (State) 36104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 12/3/13

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman and Chief Operating Officer

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: June 2, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2013

FINANCIAL STATEMENTS

JACKSON THORNTON

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2013

FINANCIAL STATEMENTS

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

Report on the Financial Statements

We have audited the accompanying statements of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2013 and 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2013 and 2012 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 21, 2013

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2013 AND 2012

ASSETS

	2013	2012
Cash	$ 2,110,564	$ 3,737,682
Receivables:		
Officers and employees	36,418	20,467
Underwriting fees and profit	125,679	81,911
Income taxes	133,086	
Other	11,494	10,620
Notes receivable - officers and employees	2,060,000	2,130,000
Securities owned, at market:		
Stock	1,351,349	1,088,612
Property and equipment, net	135,399	168,298
Other assets	1,947	2,412
Total assets	$ 5,965,936	$ 7,240,002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Liabilities:		
Accounts payable and accrued liabilities	$ 1,824,411	$ 2,961,406
Income taxes payable		39,470
Deferred income taxes	425,000	353,000
Deferred revenue	98,425	53,195
Total liabilities	2,347,836	3,407,071
Stockholders' equity:		
Common stock:		
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding;	2,118	2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued and outstanding;	556	556
Additional paid-in capital	267,107	267,107
Retained earnings	3,348,319	3,563,150
Total stockholders' equity	3,618,100	3,832,931
Total liabilities and stockholders' equity	$ 5,965,936	$ 7,240,002

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCE AT SEPTEMBER 30, 2011	$ 2,674	$ 267,107	$ 3,348,142
NET INCOME FOR YEAR ENDED SEPTEMBER 30, 2012			215,008
BALANCE AT SEPTEMBER 30, 2012	2,674	267,107	3,563,150
NET LOSS FOR YEAR ENDED SEPTEMBER 30, 2013			(214,831)
BALANCE AT SEPTEMBER 30, 2013	$ 2,674	$ 267,107	$ 3,348,319

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
REVENUE:		
Underwriting transactions	$ 3,608,855	$ 5,554,161
Advisory fees	1,399,495	1,637,911
Gain on principal transactions:		
Unrealized	262,737	310,966
Interest	72,318	78,562
Other income	18,373	47,503
Total revenue	5,361,778	7,629,103
EXPENSES:		
Employee compensation and benefits	3,753,759	4,999,103
Communications	87,720	100,430
Occupancy and equipment costs	430,850	486,327
Promotional costs	571,342	505,152
Interest expense	778	1,915
Regulatory fees and expense	52,096	49,810
Other expenses	741,150	1,104,888
Total expenses	5,637,695	7,247,625
INCOME BEFORE INCOME TAXES	(275,917)	381,478
INCOME TAX (BENEFIT) EXPENSE	(61,086)	166,470
NET (LOSS) INCOME	$ (214,831)	$ 215,008

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012
Increase (Decrease) in Cash

	2013	2012
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net (loss) income	$ (214,831)	$ 215,008
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	48,325	65,863
Increase in accrued interest income	(135)	(5,498)
Gain on disposition of assets		(30,508)
Unrealized gain on securities	(262,737)	(310,966)
Deferred income tax expense	72,000	127,000
(Increase) decrease in receivables	(76,544)	144,058
(Increase) decrease in income taxes receivable	(133,086)	
Decrease in other assets	465	1,608
Increase (decrease) in accounts payable and accrued expenses	(1,136,995)	810,735
Increase (decrease) in income taxes payable	(39,470)	(147,558)
Increase in deferred revenue	45,230	53,195
Net cash from (used for) operating activities	(1,697,778)	922,937
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Issuance of note receivable		(250,000)
Principal amounts received on notes receivable	70,000	125,000
Proceeds from sale of assets		51,250
Purchases of equipment	(15,426)	(47,829)
(Advances to) repayments from officers, net	16,086	(10,996)
Net cash from (used for) investing activities	70,660	(132,575)
NET (DECREASE) INCREASE IN CASH	(1,627,118)	790,362
CASH AT BEGINNING OF YEAR	3,737,682	2,947,320
CASH AT END OF YEAR	$ 2,110,564	$ 3,737,682
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:		
Cash paid during the year for:		
Interest	$ 778	$ 1,915
Income taxes	39,470	189,047

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2013, the Company has a cash balance of approximately $1,914,000 that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. No interest is accrued on accounts receivable.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment advisory income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2013 and 2012 consist of the common stock of one publicly traded company with a cost of $90,986.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that these risk factors could materially affect the Company's investment balances.

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that is based on the valuation inputs used in the fair value measurements. Measurements using quoted prices in active markets for identical assets and liabilities fall within Level 1 of the hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3.

Fair values for the investments in marketable securities at September 30, 2013 and 2012 are based on Level 1 inputs and are determined by reference to quoted market prices in active markets for identical assets.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below:

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold or otherwise disposed.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2010.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events - The Company has evaluated events through November 21, 2013, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2013, have been incorporated into these financial statements.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - PROPERTY AND EQUIPMENT:
Furniture, equipment, and leasehold improvements consist of the following:

	2013	2012
Leasehold improvements	$ 53,963	$ 43,963
Furniture and office equipment	490,775	488,342
Automobiles	120,224	120,224
Airplane	641,112	641,112
	1,306,074	1,293,641
Less: Accumulated depreciation and amortization	(1,170,675)	(1,125,343)
Totals	$ 135,399	$ 168,298

NOTE 4 - LINES OF CREDIT - BANK:
The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2013 and 2012. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 4.0%. The effective rate at September 30, 2013 was 4.0%. The line of credit is secured by certain Company investment securities with a market value of $456,010 at September 30, 2013. The line of credit expires July 2014.

The Company has a $5,000,000 revolving line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2013 and 2012. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 5.0%. The effective rate at September 30, 2013 was 5.0%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account. The line of credit expires July 2014.

NOTE 5 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. The lease agreement expires on September 30, 2016. Rental expense amounted to $141,859 and $142,478 for 2013 and 2012, respectively. The future minimum lease payments under this sublease are expected to be $140,460 per year for the years ending September 30, 2014, 2015, and 2016.

NOTE 6 - INCOME TAXES:

Net deferred tax liabilities consist of the following components as of September 30:

	2013	2012
Deferred tax liabilities:		
Marketable securities	$ 465,000	$ 368,000
Deferred tax assets:		
Furniture, equipment, and leasehold improvements	(14,000)	(1,000)
Accrued expenses		(1,000)
Contribution carryforward	(26,000)	(13,000)
Net deferred tax liability	$ 425,000	$ 353,000

The provision for corporate income taxes for the years ended September 30 consists of the following:

	2013	2012
Deferred income tax expense	$ 72,000	$ 127,000
Current income tax (benefit) expense:		
Federal	(133,086)	33,250
State		6,220
Total income tax (benefit) expense	$ (61,086)	$ 166,470

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended September 30, 2013 and 2012 primarily due to nondeductible expenses.

NOTE 7 - RETIREMENT PLAN:

The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense was $46,584 and $66,074 for the years ended September 30, 2013 and 2012, respectively.

NOTE 8 - NET CAPITAL REQUIREMENT:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company has net capital and net capital requirements of $853,938 and $250,000 at September 30, 2013 and $1,212,271 and $250,000 at September 30, 2012, respectively. The Company's percentage of aggregate indebtedness to net capital was 225% at September 30, 2013 and 252% at September 30, 2012. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

NOTE 9 - RECEIVABLES FROM RELATED PARTIES:

At September 30, 2013, receivables and notes receivable include $2,096,418 from officers and employees. This amount includes an unsecured $1,835,000 note receivable from one officer. The interest is computed monthly at the lower of the prime lending rate or 4.0% through September 30, 2013, with the balance due October 1, 2014. The interest rate at September 30, 2013 was 3.25%. The interest earned on related party receivables during the year ended September 30, 2013 was $68,413.

At September 30, 2012, receivables and notes receivable include $2,150,467 from officers and employees. This amount includes an unsecured $1,925,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest computed monthly at the lower of the prime lending rate or 4.0% through September 30, 2013, with the balance due October 1, 2014. The interest rate at September 30, 2012 was 3.25%. The interest earned on related party receivables during the year ended September 30, 2012 was $70,877.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the financial statements of The Frazer Lanier Company, Incorporated (the Company) as of and for the years ended September 30, 2013 and 2012, and our report thereon dated November 21, 2013, which contained an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole.

The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 21, 2013

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF REVENUE
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
UNDERWRITING AND FEE INCOME:		
Profit on underwriting transactions	$ 3,608,855	$ 5,554,161
Fee income	1,399,495	1,637,911
Total underwriting and fee income	5,008,350	7,192,072
GAIN ON PRINCIPAL TRANSACTIONS:		
Unrealized	262,737	310,966
Total gain on principal transactions	262,737	310,966
INTEREST:		
Short-term investments	3,905	7,685
Other	68,413	70,877
Total interest	72,318	78,562
OTHER INCOME:		
Gain on disposition of assets		30,508
Dividend income	18,373	16,995
Total other income	18,373	47,503
Total revenue	$ 5,361,778	$ 7,629,103

See Auditor's Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
EMPLOYEE COMPENSATION AND BENEFITS:		
Salaries:		
Senior officers	$ 397,111	$ 477,438
Other	481,622	436,340
Registered representatives	2,514,769	3,691,762
Payroll taxes	140,510	160,304
Miscellaneous employee benefits	219,747	233,259
	3,753,759	4,999,103
COMMUNICATIONS:		
Stationery and office supplies	20,884	30,134
Postage and mail expenses	6,047	14,220
Telephone	60,789	56,076
	87,720	100,430
OCCUPANCY AND EQUIPMENT COSTS:		
Rent and utilities	161,709	160,585
Depreciation and amortization	48,325	65,863
Maintenance and repairs	8,558	10,834
Insurance	57,600	58,800
Equipment rentals	16,755	24,502
Computer service bureau	137,903	165,743
	430,850	486,327
PROMOTIONAL COSTS:		
Advertising	13,499	26,118
Entertainment and meals	99,144	76,340
Dues	27,746	31,421
Sales literature and periodicals	31,093	24,643
Travel	399,860	346,630
	571,342	505,152
INTEREST EXPENSE	778	1,915
REGULATORY FEES AND EXPENSES:		
Assessments and dues	52,096	49,810
OTHER EXPENSES:		
Bank charges, net of clearance fees	29,181	22,073
Contributions	59,481	50,340
Conventions and meetings	45,616	42,982
Miscellaneous general expense	4,883	3,211
Professional fees	554,991	941,960
Taxes and licenses	46,998	44,322
	741,150	1,104,888
Total expenses	$ 5,637,695	$ 7,247,625

See Auditor's Report on supplementary information.